
May 22, 2014

Via E-Mail
Roy G. Warren
Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re:** **Attitude Drinks Incorporated**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed January 30, 2014**
> **Response dated May 8, 2014**
> **File No. 000-52904**

Dear Mr. Warren:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013

Notes to Consolidated Financial Statements

Note 6 – Convertible Notes Payable, page F-15

1. We read your response to our prior comment 2 noting that as a result of the consolidation of your convertible notes in a single note with different terms on February 21, 2013, you changed your valuation model whereas the embedded derivatives were bundled and valued as a single compound embedded derivative, bifurcated from the debt host and treated as a liability at fair value. This appears to be inconsistent with your disclosure and accounting on pages F-4 and F-14 in this Form 10-K and on pages 3 and 13 of your June 30, 2013 Form 10-Q, which shows you have accounted for the new consolidated convertible note in its entirety at fair value with no bifurcation for the embedded derivative and that the consolidated note contains the same terms, maturity dates and

conversion criteria contained in the surrendered notes. It appears that the accounting method disclosed in your response was not presented within the financial statements until you filed the amended Form 10-K in January 2014 and an amended June 30, 2013 10-Q in March 2014. Please clarify. In addition, please specify, by line item, what amounts in your restatement were related to the i) correction of the interest rate and conversion rate, and ii) the change in the accounting method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining